File No. 73-___



                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.




                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                       Filed under section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended



                        Cardinal Power of Canada, L.P.



                                      by



                         Sithe Canadian Holdings Inc.



                           c/o Sithe Energies, Inc.
                        335 Madison Avenue, 28th Floor
                              New York, NY 10017




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                  Sithe Canadian Holdings Inc., a corporation formed under the laws of New Brunswick, Canada, hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Public Utility Holding Company Act of 1935 ("Act"), this Form U-57 for the purpose of notifying the Commission that Cardinal Power of Canada, L.P. ("Cardinal Power"), a limited partnership formed under the laws of the State of Delaware, is a "foreign utility company" within the meaning of Section 33 of the Act.

                  Cardinal Power does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale, or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States. In addition, Cardinal Power does not and will not own or operate any facilities located in the United States that are used for such purposes. Cardinal Power therefore is not and will not be a public utility company operating within the United States.

ITEM 1

Name and Business Address:

Cardinal Power of Canada, L.P.
c/o Sithe Energies, Inc.
335 Madison Avenue, 28th Floor
New York, NY 10017

Description of Facilities:

                  Cardinal Power owns and operates a 150 megawatt gas-fired cogeneration facility ("Facility") located in Cardinal, Ontario, Canada. Cardinal also owns a 115 kilovolt transmission line that links the Facility with the Ontario Hydro transmission grid.

Ownership:

                  Cardinal Power is an indirect, wholly-owned subsidiary of Sithe Energies, Inc. Apollo Energy LLC owns a 35.24% interest in Sithe through a 13.19% direct ownership interest in Sithe and a 50.1% interest in National Energy Development Inc. ("NEDI"), which, in turn, owns 44.01% of Sithe. Exelon (Fossil) Holdings, Inc., a wholly-owned subsidiary of Exelon Power Holdings, LP ("Exelon Power"), owns a 49.9% interest in Sithe through a 27.94% direct interest and a 49.9% interest in NEDI. Marubeni Corporation, through two subsidiaries, owns a 14.86% interest in Sithe. Exelon Power is 85% owned by Exelon Generation Company LLC ("Genco"), 14% owned by Exelon Peaker Development General, LLC, which are indirect subsidiaries of Exelon Corporation ("Exelon") a registered holding company under the Act, and 1% owned by Exelon Ventures Company, LLC, which is a direct subsidiary of Exelon.

ITEM 2

                  Cardinal Power has the following domestic associate public utility companies: Commonwealth Edison Company ("ComEd"), Commonwealth Edison Company of Indiana, Inc. ("ComEd Indiana"), PECO Energy Company ("PECO"), PECO Energy Power Company ("Power"), Susquehanna Power Company ("Susquehanna Power"), Susquehanna Electric Company ("Susquehanna Electric") and Genco. All of these companies are indirect subsidiaries of Exelon, which indirectly owns 49.9% of Sithe. ComEd is more than 99% owned and PECO is wholly-owned by Exelon Energy Delivery Company, LLC, a registered holding company under the Act and a wholly-owned subsidiary of Exelon, also a registered holding company. ComEd Indiana is a wholly-owned subsidiary of ComEd, an exempt holding company under the Act. Susquehanna Power is a wholly-owned subsidiary of Power, a registered holding company and wholly-owned subsidiary of Genco, a registered holding company. Susquehanna Electric is a wholly owned subsidiary of Genco. Genco is a wholly-owned subsidiary of Exelon Ventures Company, LLC, a registered holding company and wholly-owned subsidiary of Exelon.

                  Genco, a public utility that is not currently subject to retail electric or gas rate regulation by any State, paid $36 million for its interest in Cardinal Power.

                  Exhibit A is not applicable to this filing.

                  The Commission is requested to mail copies of all correspondence relating to this Notification to:

                  Scott G. Silverstein
                  Sithe Energies, Inc.
                  335 Madison Avenue, 28th Floor
                  New York, NY 10017
                  Phone:  (212) 351-0222
                  Fax:      (212) 351-0183

                  John N. Estes III
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  1440 New York Avenue, NW
                  Washington, DC 20005-2111
                  Phone:  (202) 371-7950
                  Fax:      (202) 393-5760

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                  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                     SITHE CANADIAN HOLDINGS INC.



                                     By: /s/ Hyun Park
                                     -----------------------
                                     Name:  Hyun Park
                                     Title: Secretary


Date:  November 10, 2003